Exhibit 99.1

Interim Consolidated Financial Statements

(In thousands of United States dollars)

THERATECHNOLOGIES INC.

Three-month periods ended February 29, 2020 and February 28, 2019

(Unaudited)

THERATECHNOLOGIES INC.

Table of Contents

(In thousands of United States dollars)

(Unaudited)

Page

Interim Consolidated Statements of Financial Position	1

Interim Consolidated Statements of Comprehensive Loss	2

Interim Consolidated Statements of Changes in Equity	3

Interim Consolidated Statements of Cash Flows	4

Notes to Interim Consolidated Financial Statements	5 - 23

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Financial Position

(In thousands of United States dollars)

As at February 29, 2020 and November 30, 2019

(Unaudited)

			February 29,	November 30,
	Note		2020	2019
Assets
Current assets
Cash			$23,600	$28,661
Bonds and money market funds			10,979	11,964
Trade and other receivables			9,886	10,116
Inventories	5		20,670	20,929
Prepaid expenses and deposits			3,174	3,874
Derivative financial assets			486	637

Total current assets			68,795	76,181

Non-current assets
Bonds and money market funds			191	619
Right-of-use assets	2		2,847	-
Property and equipment			1,011	1,071
Intangible assets			26,840	27,480
Other asset			10,983	12,204

Total non-current assets			41,872	41,374

Total assets			$110,667	$117,555

Liabilities

Current liabilities
Accounts payable and accrued liabilities			$24,783	$31,173
Provisions	6		2,890	2,484
Current portion of long-term obligations	7		3,452	3,417
Current portion of lease liabilities	9		363	-
Deferred revenue			37	70

Total current liabilities			31,525	37,144

Non-current liabilities
Long-term obligations	7		4,589	4,570
Lease liabilities	9		2,729	-
Convertible unsecured senior notes	8		51,133	50,741
Other liabilities	10		29	266

Total non-current liabilities			58,480	55,577

Total liabilities			90,005	92,721

Equity
Share capital			287,035	287,035
Equity component of convertible unsecured senior notes			4,457	4,457
Contributed surplus			11,147	10,783
Deficit			(282,006)	(277,462)
Accumulated other comprehensive income	11	(d)	29	21

Total equity			20,662	24,834

Total liabilities and equity			$110,667	$117,555

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Comprehensive Loss

(In thousands of United States dollars, except per share amounts)

Three-month periods ended February 29, 2020 and February 28, 2019

(Unaudited)

	Note		2020	2019

Revenue	3		$15,719	$15,096

Operating expenses
Cost of sales
Cost of goods sold			5,400	4,810
Other production-related costs			140	34
Amortization of other asset			1,221	1,221
Research and development expenses			3,419	2,527
Selling expenses			6,361	5,448
General and administrative expenses			2,570	1,516

Total operating expenses			19,111	15,556

Loss from operating activities			(3,392)	(460)

Finance income	4		166	335
Finance costs	4		(1,318)	(1,103)

			(1,152)	(768)

Net loss for the period			(4,544)	(1,228)

Other comprehensive income (loss), net of tax
Items that may be reclassified to net profit (loss) in the future:
Net change in fair value of FVOCI financial assets, net of tax			10	32
Exchange difference on Translation of foreign operations			(2)	-

			8	32

Total comprehensive loss for the period			$(4,536)	$(1,196)

Basic and diluted loss per share	11	(c)	(0.06)	(0.02)

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Changes in Equity

(In thousands of United States dollars, except per share amounts)

Three-month periods ended February 29, 2020 and February 28, 2019

(Unaudited)

	For the three-month period ended February 29, 2020
	Share capital		Equity			Accumulated
			component			other
	Number		of convertible	Contributed		comprehensive
	of shares	Amount	notes	surplus	Deficit	income (loss)	Total

Balance as at November 30, 2019	76,953,411	$287,035	$4,457	$10,783	$(277,462)	$21	$24,834

Total comprehensive loss for the period
Net loss for the period	-	-	-	-	(4,544)	-	(4,544)
Other comprehensive income:
Net change in fair value of FVOCI financial assets, net of tax	-	-	-	-	-	10	10
Exchange differences on translation of foreign operation	-	-	-	-	-	(2)	(2)

Total comprehensive loss for the period	-	-	-	-	(4,544)	8	(4,536)

Transactions with owners, recorded directly in equity
Share-based compensation plan:
Share-based compensation for stock option plan	-	-	-	364	-	-	364

Total contributions by owners	-	-	-	364	-	-	364

Balance as at February 29, 2020	76,953,411	$287,035	$4,457	$11,147	$(282,006)	$29	$20,662

	For the three-month period ended February 28, 2019
	Share capital		Equity			Accumulated
			component			other
	Number		of convertible	Contributed		comprehensive
	of shares	Amount	notes	surplus	Deficit	income (loss)	Total

Balance as at November 30, 2018	76,877,679	$286,828	$4,457	$8,788	$(264,966)	$(95)	$35,012

Total comprehensive loss for the period
Net loss for the period	-	-	-	-	(1,228)	-	(1,228)
Other comprehensive income:
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax	-	-	-	-	-	32	32

Total comprehensive loss for the period	-	-	-	-	(1,228)	32	(1,196)

Transactions with owners, recorded directly in equity
Issuance of common shares – Katana	900	5	-	-	-	-	5
Share-based compensation plan:
Share-based compensation for stock option plan	-	-	-	263	-	-	263
Exercise of stock options:
Monetary consideration	23,332	40	-	-	-	-	40
Attributed value	-	32	-	(32)	-	-	-

Total contributions by owners	24,232	77	-	231	-	-	308

Balance as at February 28, 2019	76,901,911	$286,905	$4,457	$9,019	$(266,194)	$(63)	$34,124

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Cash Flows

(In thousands of United States dollars)

Three-month periods ended February 29, 2020 and February 28, 2019

(Unaudited)

	Note	2020	2019

Cash flows from (used in)

Operating
Net loss		$(4,544)	$(1,228)
Adjustments for
Depreciation of property and equipment		60	5
Amortization of intangible and other assets		1,861	1,709
Amortization of right-of-use assets		109	-
Share-based compensation for stock option plan and stock appreciation rights		365	264
Write-down of inventories	5	3	3
Change in fair value of derivative financial assets		147	(179)
Change in fair value of liability related to deferred stock unit plan		(145)	177
Interest on convertible unsecured senior notes	4	802	812
Interest income		(166)	(335)
Foreign exchange		13	(79)
Accretion expense		502	357

		(993)	1,506

Change in operating assets and liabilities
Trade and other receivables		230	2,966
Inventories		256	(421)
Prepaid expenses and deposits		700	98
Accounts payable and accrued liabilities		(5,391)	(1,073)
Provisions		406	641
Deferred revenue		(33)	16

		(3,832)	2,227

		(4,825)	3,733

Financing
Proceeds from exercise of stock options		-	40
Payments of lease liabilities		(141)	-
Interest paid on convertible unsecured senior notes		(1,653)	(1,764)

		(1,794)	(1,724)

Investing
Acquisition of bonds and money market funds		(30)	(73)
Proceeds from sale of bonds and money market funds		1,399	1,357
Interest received		191	359
Acquisition of intangible assets		-	(1,979)
Acquisition of property and equipment		(3)	(476)

		1,557	(812)

Net change in cash		(5,062)	1,197

Cash, beginning of period		28,661	38,997

Effect of foreign exchange on cash		1	-

Cash, end of period		$23,600	$40,194

See Note 12 for supplemental cash flow disclosures.

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 29, 2020 and February 28, 2019

Theratechnologies Inc. is a commercial-stage biopharmaceutical company addressing unmet medical needs by bringing to market specialized therapies for people with orphan medical conditions, including those living with HIV.

The interim consolidated financial statements include the accounts of Theratechnologies Inc. and its wholly owned subsidiaries (together referred to as the “Company” and individually as the “subsidiaries of the Company”).

Theratechnologies Inc. is governed by the Business Corporations Act (Québec) and is domiciled in Québec, Canada. The Company is located at 2015 Peel Street, Montréal, Québec, H3A 1T8.

1.	Basis of preparation

(a)	Accounting framework

These unaudited interim consolidated financial statements (“interim financial statements”), including comparative information, have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

Certain information, in particular the accompanying notes normally included in the annual consolidated financial statements prepared in accordance with IFRS, has been omitted or condensed. These interim financial statements do not include all disclosures required under IFRS and, accordingly, should be read in conjunction with the annual consolidated financial statements for the year ended November 30, 2019 and the notes thereto.

These interim financial statements have been authorized for issue by the Company’s Audit Committee on April 13, 2020.

(b)	Basis of measurement

The Company’s interim financial statements have been prepared on going concern and historical cost bases, except for bonds and money market funds, derivative financial assets, liabilities related to cash-settled share-based arrangements and derivative financial liabilities, which are measured at fair value. Effective December 1, 2019, lease liabilities are measured at the present value of lease payments not paid at commencement date. See note 2(a) below. Equity-classified shared-based payment arrangements are measured at fair value at grant date pursuant to IFRS 2, Share-based Payment.

The methods used to measure fair value are discussed further in Note 14.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 29, 2020 and February 28, 2019

1.	Basis of preparation (continued)

(c)	Use of estimates and judgments

The preparation of the Company’s interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, and the reported amounts of revenues and expenses during the reporting periods.

Information about critical judgments in applying accounting policies and assumptions and estimation uncertainties that have the most significant effect on the amounts recognized in the interim financial statements are disclosed in Note 1 of the annual consolidated financial statements as at November 30, 2019.

(d)	Functional and presentation currency

The Company’s functional currency is the United States dollar (“USD”).

All financial information presented in USD has been rounded to the nearest thousand.

2.	Significant accounting policies

The significant accounting policies as disclosed in the Company’s annual consolidated financial statements for the year ended November 30, 2019 have been applied consistently in the preparation of these interim financial statements, except as described below.

New standards and interpretations adopted during the period:

(a)	Leases

In January 2016, the IASB issued IFRS 16, Leases, which replaced IAS 17, Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, the customer (lessee) and the supplier (lessor). IFRS 16 eliminates the classification of leases as either operating leases or finance leases, introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 29, 2020 and February 28, 2019

2.	Significant accounting policies (continued)

(a)	Leases (continued)

The Corporation has adopted IFRS 16 using the modified retrospective method of adoption, with the effect of initially applying this standard recognized at the date of initial application, i.e. December 1, 2019. Under this method, the Company elected to measure right-of-use of asset as equal to lease liability, adjusted for amounts previously recorded for deferred lease inducements or prepaid rent as at the date of adoption. Accordingly, the cumulative effect of initially applying IFRS 16 is nil on the opening balance of deficit as at December 1, 2019. The comparative information has not been restated, i.e. it is presented, as previously reported, under IAS 17 and related interpretations.

Transition options and practical expedients

The Company has elected to apply the following transition options and practical expedients available under IFRS 16:

●

Lease definition: to grandfather the assessment of which transactions are leases on the date of initial application. Accordingly, the Company applied IFRS 16 only to contracts that were previously identified as leases under IAS 17 and IFRIC 4, Determining whether an Arrangement contains a Lease, and applied the definition of leases under IFRS 16 only to contracts entered on or after the date of initial application; and

●

Short-term leases and leases of low-value items recognition exemptions: related lease payments are recognized as an expense on a straight-line basis or another basis if that basis is more representative.

Impact of adopting IFRS 16

The most significant impact as a result of adopting IFRS 16 related to the accounting for the Company’s operating leases, since the nature of expenses related to most of the Company’s leases changed as IFRS 16 replaced the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 29, 2020 and February 28, 2019

2.	Significant accounting policies (continued)

(a)	Leases (continued)

Under IAS 17, the Company classified each of its leases at the inception date as either a finance lease or an operating lease, based on the extent to which risks and rewards of ownership were transferred to the Company. The Company’s leases were classified as operating leases as they did not transfer substantially all the risks and rewards of ownership to the Company. Lease payments related to the Company’s operating leases were recognized as rent expense in the consolidated statements of net loss and comprehensive loss on a straight-line basis over the lease term and presented as part of cash flows from operating activities in the consolidated statements of cash flows. Deferred lease inducements were recognized under Other liabilities, in the consolidated statements of financial position as at November 30, 2019.

Upon adoption of IFRS 16, the Company recognized right-of-use assets for leases previously classified as operating leases. Right-of-use assets were measured for an amount equal to the lease liability adjusted deferred lease inducements. Lease liabilities were measured at the present value of the remaining lease payments on a discounted basis, using the incremental borrowing rate at the date of initial application.

The following table summarizes the impacts of adopting IFRS 16 on the Company’s consolidated statement of financial position as at December 1, 2019:

Impact of adopting IFRS 16 as at December 1, 2019	Note	Increase (decrease)

Assets

Non-current assets:
Right-of-use of assets	2(a)(i)	$2,954

Total assets		$2,954

Liabilities

Non-current liabilities:
Lease liabilities	2(a)(i)	$3,192
Other liabilities	2(a)(ii) and 10	(238)

Total liabilities and equity		$2,954

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 29, 2020 and February 28, 2019

2.	Significant accounting policies (continued)

(a)	Leases (continued)

(i)

Lease liabilities of $3,192 and related right-of-use assets of $2,954 were recognized and presented separately on the consolidated statement of financial position. There was no adjustment from the adoption of IFRS 16 on the opening deficit as at December 1, 2019 due to the Company’s choice of transition method.

(ii)	Deferred lease inducements related to previous operating leases were derecognized.

Reconciliation of operating lease commitments to lease liabilities recognized

When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate as at December 1, 2019. The weighted average incremental borrowing rate applied as at December 1, 2019 was 7.1%. The lease liabilities as at December 1, 2019 can be reconciled to the operating lease commitments as at November 30, 2019 as follows:

Reconciliation of operating lease commitment liabilities recognized to operating lease commitments

Operating lease commitments as at November 30, 2019	$4,035
Effect of discounting	(843)

Discounted lease liabilities as at December 1, 2019	$3,192

Significant accounting policies

At inception, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease, i.e. the date the underlying asset is available for use.

The details of the new significant accounting policies in relation to the Company’s leases are set out below.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 29, 2020 and February 28, 2019

2.	Significant accounting policies (continued)

(a)	Leases (continued)

Right-of-use assets

Right-of-use assets are measured at cost, less any accumulated depreciation and accumulated impairment losses, and adjusted for remeasurement of lease liabilities. Cost of right-of-use assets comprises:

●	the initial measurement amount of the lease liabilities recognized;

●	any lease payments made at or before the commencement date, less any lease incentives received;

●	any initial direct costs incurred; and

●

an estimate of costs to dismantle and remove the underlying asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease contract.

Right-of-use assets are depreciated on a straight-line basis over the lesser of i) the estimated useful life of the underlying assets; and ii) the lease term. Right-of-use assets are assessed for impairment whenever there is an indication that the right-of-use assets may be impaired.

Lease liabilities

Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date over the lease term. The present value of the lease payments is determined using the lessee’s incremental borrowing rate at the commencement date if the interest rate implicit in the lease is not readily determinable. The incremental borrowing rate is a function of the lessee’s incremental borrowing rate, the nature of the underlying asset, the location of the asset, the length of the lease and the currency of the lease contract. Generally, the Company uses the lessee’s incremental borrowing rate for the present value. At the commencement date, lease payments generally include fixed payments, less any lease incentives receivable, variable lease payments that depend on an index (e.g. based on inflation index) or a specified rate, and payments of penalties for terminating the lease, if the lease term reflects the lessee exercising the option to terminate the lease. Lease payments also include amounts expected to be paid under residual value guarantees and the exercise price of a purchase option if the Company is reasonably certain to exercise that option.

Variable lease payments that do not depend on an index or a specified rate are not included in the measurement of lease liabilities but instead are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 29, 2020 and February 28, 2019

2.	Significant accounting policies (continued)

(a)	Leases (continued)

After the commencement date, the carrying amount of lease liabilities is increased to reflect the accretion of interest and reduced to reflect lease payments made. In addition, the carrying amount of lease liabilities is remeasured when there is a change in future lease payments arising from a change in an index or specified rate, if there is a modification to the lease terms and conditions, a change in the estimate of the amount expected to be payable under residual value guarantee, or if the Company changes its assessment of whether it will exercise a termination, extension or purchase option. The remeasurement amount of the lease liabilities is recognized as an adjustment to the right-of-use asset, or in the consolidated statement of comprehensive loss when the carrying amount of the right-of-use asset is reduced to zero.

Classification and presentation of lease-related expenses

Depreciation charge for right-of-use assets, expenses related to variable lease payments not included in the measurement of lease liabilities and loss (gain) related to lease modifications are allocated in the Company’s consolidated statement of comprehensive loss based on their function within the Company, while interest expense on lease liabilities is presented within finance costs.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 29, 2020 and February 28, 2019

3.	Revenue

Net sales by product were as follows:

	2020	2019

EGRIFTA® net sales	$8,515	$8,962
Trogarzo® net sales	7,204	6,134

	$15,719	$15,096

Net sales by geography were as follows:

	2020	2019

Canada	$109	$-
United States	15,610	15,096

	$15,719	$15,096

4. Finance income and finance costs

	2020	2019

Interest income	$166	$335
Finance income	166	335
Accretion expense	(502)	(357)
Interest on convertible unsecured senior notes	(802)	(812)
Net foreign currency gain (loss)	(12)	64
Gain (loss) on financial instruments carried at fair value	(2)	2

Finance costs	(1,318)	(1,103)

Net finance cost recognized in net profit or loss	$(1,152)	$(768)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 29, 2020 and February 28, 2019

5.	Inventories

Inventories were written down to net realizable value by an amount of $3 in 2020 (2019 - $3), which was recorded in cost of sales.

The write-downs in 2020 and 2019 are related to losses incurred during the conversion of raw materials to finished goods and losses associated with expired goods.

6.	Provisions

	Chargebacks and rebates	Returns	Other	Total

Balance as at November 30, 2018	$895	$119	$-	$1,014

Provisions made	10,818	174	55	11,047
Provisions used	(9,531)	(46)	-	(9,577)

Balance as at November 30, 2019	2,182	247	55	2,484

Provisions made	2,277	30	493	2,800
Provisions used	(2,394)	-	-	(2,394)

Balance as at February 29, 2020	$2,065	$277	$548	$2,890

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 29, 2020 and February 28, 2019

7.	Long-term obligation

The movement in the long-term obligations is as follows.

	Commercialization rights – Trogarzo® North American Territory	Commercialization rights – Trogarzo® European Territory	Total

Balance as at November 30, 2018	$-	$-	$-

Additions	6,765	4,557	11,322
Accretion expense	152	13	165
Payment	(3,500)	-	(3,500)

Balance as at November 30, 2019	3,417	4,570	7,987

Accretion expense	35	19	54

Balance as at February 29, 2020	3,452	4,589	8,041

Current portion	(3,452)	-	(3,452)

Non-current portion	$-	$4,589	$4,589

8.	Convertible unsecured senior notes

The movement in the carrying value of the convertible unsecured senior notes is as follows:

Convertible unsecured senior notes as at November 30, 2018	$49,233

Accretion expense	1,508

Convertible unsecured senior notes as at November 30, 2019	$50,741

Accretion expense	392

Convertible unsecured senior notes as at February 29, 2020	$51,133

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 29, 2020 and February 28, 2019

9.	Lease liabilities

	Note	Carrying value

Balance as at December 1, 2019	2	$3,192

Accretion expense		56
Lease payments		(141)
Effect of change in exchange rates		(15)

Balance as at February 29, 2020		3,092

Current portion		(363)

Non-current portion		$2,729

10.	Other liabilities

	Note	February 29, 2020	November 30, 2019

Deferred lease inducements	2	$-	$238
Stock appreciation rights		29	28

		$29	$266

11.	Share capital

(a)	Stock option plan

The Company has established a stock option plan (the “Plan”) under which it can grant its directors, officers, employees, researchers and consultants non-transferable options for the purchase of common shares. The exercise date of an option may not be later than 10 years after the grant date. A maximum number of 6,580,000 options can be granted under the Plan. Generally, the options vest at the grant date or over a period of up to three years. As at February 29, 2020, 1,060,717 options could still be granted by the Company (2019 - 1,639,030) under the Plan.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 29, 2020 and February 28, 2019

11.	Share capital (continued)

(a)	Stock option plan (continued)

All options are to be settled by the physical delivery of the common shares.

Changes in the number of options outstanding during the past two years were as follows:

		Weighted average
			exercise price
			per option
	Number
	of options	CAD	USD

Options as at November 30, 2018	2,172,705	$3.15	$2.37
Granted	318,400	8.76	6.65
Expired	(6,668)	4.21	3.14
Exercised (share price: CAD 8.65 (USD 6.57))	(23,332)	2.28	1.73

Options outstanding as at February 28, 2019	2,461,105	3.88	2.95

Options as at November 30, 2019	2,415,784	3.93	2.96
Granted	577,800	3.22	2.42
Expired	(5,666)	8.85	6.74

Options outstanding as at February 29, 2020	2,987,918	$3.78	$2.81

Options exercisable as at February 29, 2020	2,013,822	$2.96	$2.20

During the three-month period ended February 29, 2020, $364 (2019 - $263) was recorded as share-based compensation expense for the stock option plan. The fair value of options granted during the period was estimated at the grant date using the Black-Scholes model and the following weighted average assumptions:

	2020	2019

Risk-free interest rate	1.22%	2.28%
Expected volatility	57%	58%
Average option life in years	8.5 years	8 years
Grant-date share price	$2.40 (CAD3.22)	$6.66 (CAD8.76)
Option exercise price	$2.40 (CAD3.22)	$6.66 (CAD8.76)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 29, 2020 and February 28, 2019

11.	Share capital (continued)

(a)	Stock option plan (continued)

The risk-free interest rate is based on the implied yield on a Canadian government zero-coupon issue, with a remaining term equal to the expected term of the option. The volatility is based on weighted average historical volatility adjusted for changes expected due to publicly available information. The life of the options is estimated taking into consideration the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations and future growth.

The following table summarizes the measurement date weighted average fair value of stock options granted during the period ended:

	For the three-month periods ended

		Weighted
		average
	Number	grant date
	of options	fair value

February 29, 2020	577,800	$1.42 (CAD1.91)
February 28, 2019	318,400	$4.03 (CAD5.31)

The Black-Scholes model used by the Company to calculate option values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. This model also requires four highly subjective assumptions, including future stock price volatility and average option life, which greatly affect the calculated values.

(b)	Stock appreciation rights (“SARs”)

On October 4, 2018, the Company’s Board of Directors approved a SARs plan for its consultants that entitles the grantee to a cash payment based on the increase in the stock price of the Company’s common shares from the grant date to the settlement date. The exercise date of an SAR may not be later than 10 years after the grant date. Generally, the SARs vest over a period up to three years.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 29, 2020 and February 28, 2019

11.	Share capital (continued)

(b)	Stock appreciation rights (“SARs”) (continued)

During the three-month period ended February 29, 2020, $1 (2019 - $1) was recorded as share-based compensation expense for the SARs plan. Since these awards will be cash-settled, the fair value of SARs granted in 2019 (2020 – nil) is estimated at each reporting period using the Black-Scholes model and the following weighted average assumptions.

Measurement date
as at
February 29, 2020

Risk-free interest rate	1.13%
Expected volatility	57%
Average option life in years	7 years
Period-end share price	$2.32 (CAD3.12)
SAR exercise price	$6.00 (CAD8.05)

The risk-free interest rate is based on the implied yield on a Canadian government zero-coupon issue, with a remaining term equal to the expected term of the SAR. The volatility is based on weighted average historical volatility adjusted for changes expected due to publicly available information. The life of the SARs is estimated taking into consideration the vesting period at the grant date, the life of the SARs and the average length of time similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations and future growth.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 29, 2020 and February 28, 2019

11.	Share capital (continued)

(c)	Loss per share

The calculation of basic loss per share was based on the net loss attributable to common shareholders of the Company of $4,544 (2019 - $1,228) and a weighted average number of common shares outstanding of 76,953,411 (2019 - 76,878,497), calculated as follows:

	February 29,	February 28,
	2020	2019

Issued common shares as at December 1	$76,953,411	$76,877,679
Effect of share options exercised	-	778
Effect of issue of common shares	-	40

Weighted average number of common shares, basic and diluted	$76,953,411	$76,878,497

For the three-month period ended February 29, 2020, 2,987,918 (2019 - 2,461,105) share options, and 3,872,053 common shares potentially issuable from the conversion of the $57,500 aggregate principal amount of notes, that may potentially dilute loss per share in the future, were excluded from the weighted average number of diluted common shares calculation as their effect would have been anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

(d)	Accumulated other comprehensive income (loss)

	February 29,	November 30,
	2020	2019

Unrealized losses on FVOCI financial assets, net of tax	$(2)	$(12)
Cumulative exchange difference on translation of foreign operations	31	33

	$29	$21

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 29, 2020 and February 28, 2019

12.	Supplemental cash flow disclosures

The Company entered into the following transactions which had no impact on its cash flows:

		February 29,	February 28,
	Note	2020	2019
Additions to property and equipment included in accounts payable and accrued liabilities		$-	$318
Additions to intangible assets included in accounts payable and accrued liabilities		-	61
Additions to intangible assets included in long-term obligations		-	6,765
Issuance of shares in connection with acquisition of intangible assets		-	5
Initial recognition of right-of-use assets and lease liabilities	2	3,192	-
Reclassification of other liabilities to right-of-use assets	2	238	-

13.	Financial instruments

The nature and extent of the Company’s exposure to risks arising from financial instruments are consistent with the disclosure in the annual consolidated financial statements as at November 30, 2019.

14.	Determination of fair values

Certain of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Financial assets and financial liabilities measured at fair value

In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:

Level 1:	Defined as observable inputs such as quoted prices in active markets.

Level 2:	Defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3:	Defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 29, 2020 and February 28, 2019

14.	Determination of fair values (continued)

Other financial assets and financial liabilities

The Company has determined that the carrying values of its short-term financial assets and financial liabilities, including cash, trade and other receivables and accounts payable and accrued liabilities, approximate their fair value because of the relatively short period to maturity of the instruments.

Bonds and money market funds and derivative financial assets and liabilities are stated at fair value, determined by inputs that are primarily based on broker quotes at the reporting date (Level 2).

The fair value of the convertible unsecured senior notes, including the equity portion, as at February 29, 2020, was approximately $43,039 (Level 1) based on market quotes.

Share-based payment transactions

The fair value of the employee stock options are measured based on the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historical volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

The deferred stock units liability is recognized at fair value and considered Level 2 in the fair value hierarchy for financial instruments. The fair value is determined using the quoted price of the common shares of the Company.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 29, 2020 and February 28, 2019

15.	Commitments

On February 4, 2020, the Company entered into an amended and restated licence agreement with the Massachusetts General Hospital (“MGH”) in order to benefit from its assistance and knowledge for the development of tesamorelin for the potential treatment of Non-Alcoholic Steatohepatitis (“NASH”) in the HIV population. Under the terms of the amended agreement, the MGH, through Dr. Steven Grinspoon, will provide services related to the study design, selection of optimal patient population, dosing, study duration and other safety matters and participate, if need be, in regulatory meetings with the FDA or the EMA. In consideration, we agreed to make certain milestone payments to the MGH related to the development of tesamorelin and a low single-digit royalty payment on all sales of EGRIFTA® above a certain threshold amount. The payment of the royalty will begin upon approval by the FDA or the EMA (the first to occur) of an expanded label of tesamorelin for the treatment of Non-Alcoholic Fatty Liver Disease or NASH in the HIV population.

In addition, on that same date, we entered into a consulting agreement with the MGH, pursuant to which Dr. Grinspoon became one of our scientific advisors. In such a role, Dr. Grinspoon will provide guidance about current developments in the HIV patient population, potential treatments, and the possible development of tesamorelin for treatment of additional diseases.

16.	Operating segments

The Company has a single operating segment. Almost all of the Company’s revenues are generated from one customer, RxCrossroads, which is domiciled in the United States.

	2020	2019

RxCrossroads	$15,136	$14,882
Others	583	214

	$15,719	$15,096

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 29, 2020 and February 28, 2019

17.	Subsequent events

On March 1, 2020, Mr. Luc Tanguay, President and Chief Executive Officer, notified the Board of Directors of his resignation becoming effective on April 5, 2020 (the “Termination Date”). As a result, pursuant to his employment agreement, Mr. Tanguay was paid an amount of $745 (CAD1,000) on the Termination Date. Mr. Tanguay will remain available to provide transitional services to the Company until September 2, 2020, and during this period he will be paid his current remuneration. In addition, the Board of Directors agreed to accelerate the vesting of all unvested stock options that he held on the Termination Date. The Company will also record a charge of $199 in the second quarter of fiscal 2020 relating to these stock options.

Subsequent to February 29, 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization, which is causing significant financial market and social dislocation. The Company continues to operate during the current pandemic as it is considered an essential service in Canada. The Company’s supply chain remains unaffected, and research and development activities remain active. The Company will continue to monitor developments of the pandemic and continuously assess its potential further impact on operations including supply chain, customer demand and clinical trials. The situation is dynamic, and the ultimate duration and magnitude of the impact on the economy and the financial effect on the business are not known at this time.